VALUED ADVISERS TRUST

225 Pictoria Dr.

Suite 450

Cincinnati, Ohio 45246

August 24, 2022

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

RE: Valued Advisers Trust

Registration Statement on Form N-14

Ladies and Gentlemen:

Enclosed herewith for filing on behalf of the Valued Advisers Trust (the “Trust”) is a combined proxy statement and registration statement on Form N-14, with exhibits (the “Registration Statement”).

The Registration Statement relates to a proposed Reorganization whereby substantially all of the assets of the Marathon Value Portfolio (the “Target Fund”), a series of Northern Lights Fund Trust III, will be transferred in a tax-free reorganization to the Kovitz Core Equity ETF (the “Acquiring Fund”), a newly organized series of the Trust that will operate as an exchange-traded fund, in exchange for shares of the Acquiring Fund. The Registration Statement is being filed pursuant to Rule 488 under the Securities Act of 1933, as amended.

If you have any questions concerning the foregoing, please contact Jeremy I. Senderowicz of Vedder Price at (212) 407-7740 or jsenderowicz@vedderprice.com.

Sincerely,

Carol J. Highsmith

Vice President and Secretary